Atlas Lithium Corporation

Rua Antonio de Albuquerque, 156 - 17th Floor

Belo Horizonte, Minas Gerais, Brazil, 30.112-010

August 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claudia Rios

Re:	Atlas Lithium Corporation
Registration Statement on Form S-3
File No. 333- 289805
Filed August 22, 2025

Dear Ms. Rios:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Lithium Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on September 3, 2025, or as soon as practicable thereafter.

Please contact Era Anagnosti of DLA Piper LLP (US), counsel to the Company, at (202) 799-4087 with any questions, and please notify her when this request for acceleration has been granted.

Sincerely,

ATLAS LITHIUM CORPORATION

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer

cc: Era Anagnosti, DLA Piper LLP (US)